UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             ONLINE INNOVATION, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)
                                    68272Y103
                                 (CUSIP Number)


                                Marlene C. Schluter
                        Corporate Secretary and Treasurer
                             Online Innovation, Inc.
                             1118 Homer Street, #218
                  Vancouver, British Columbia, V6B 6L5, Canada
                             Telephone: 877-900-2299
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   Copies to:
                              Shivbir Grewal, Esq.
                         Stradling Yocca Carlson & Rauth
                      660 Newport Center Drive, Suite 1600
                             Newport Beach, CA 92660
                           Telephone:  (949) 725-4000

                               September 30, 1997
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

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                                 SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 68272Y103                                          PAGE 2 OF 6 PAGES
---------------------                                      ---------------------

================================================================================
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Marlene C. Schluter
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
              oo
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         British Columbia, Canada
--------------------------------------------------------------------------------
   NUMBER OF SHARES          7        SOLE VOTING POWER
  BENEFICIALLY OWNED                  2,500,000
                             ---------------------------------------------------
  BY EACH REPORTING
    PERSON WITH
                             8        SHARED VOTING POWER

                                      0
                             ---------------------------------------------------
                             9        SOLE DISPOSITIVE POWER
                                      2,500,000
                             ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,500,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         approximately 41.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
================================================================================


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Page 3

ITEM 1. SECURITY AND ISSUER
        -------------------

     The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the common stock, par value $.0001 per share (the "Common Stock"), of Online Innovation, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1118 Homer Street, #218, Vancouver, British Columbia, V6B 6L5, Canada.

ITEM 2. IDENTITY AND BACKGROUND
        -----------------------

     This Statement is being filed by Marlene C. Schluter, a Canadian citizen. Ms. Schluter's principal occupation is Corporate Secretary and Treasurer of Online Innovation, Inc. with offices located at 1118 Homer Street, #218, Vancouver, British Columbia, V6B 6L5, Canada.

     During the last five years, Ms. Schluter has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
        -------------------------------------------------

     On September 30, 1997, Ms. Schluter was gifted these shares by Mr. Chad Lee in exchange for acting as and performing the duties of Corporate Secretary and Treasurer and Director of the company. This transactions took place prior to the company's first day of trading on the OTC Bulletin Board on February 24, 1998.

ITEM 4. PURPOSE OF TRANSACTION
        ----------------------

     The primary purposes of the purchase by Ms. Schluter of the Company's Common Stock is for investment and ownership and control of the Company.

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Page 4

     Subject to applicable legal requirements and the factors referred to below, Ms. Schluter does not presently intend to purchase any additional shares of Common Stock in the Company, but he may determine to purchase additional shares in open market or privately negotiated transactions from time to time. Ms. Schluter also may determine to dispose of any portion or all of such shares at any time, or from time to time. In determining whether to purchase or dispose of shares of Common Stock in the Company, Ms. Schluter intends to consider and review various factors on a continuous basis, including the Company's financial condition, business and prospects, other developments concerning the Company, the price and availability of shares of Common Stock, other investment and business opportunities available to the Company, and general economic, monetary and stock market conditions.

     Except as described in this Statement, Ms. Schluter has no present plans or proposals which would relate to or result in any of the following:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
          Section 13 of the Investment Company Act of 1940;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

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Page 5

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
        ------------------------------------

     (a) As of November 7, 2000, Ms. Schluter beneficially owned 2,500,000 shares of Common Stock in the Company, representing approximately 18.8% of the outstanding shares of Common Stock (based on 13,305,000 shares of the Company's Common Stock outstanding as of November 7, 2000, as disclosed in the Company's Quarterly Report on Form 10-QSB).

          Except as disclosed in this paragraph (a), Ms. Schluter, does not beneficially own any shares of Common Stock in the Company.

     (b) Ms. Schluter has the power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock owned by her.

     (c) Other than the purchases of Common Stock described in Item 3 above, Ms. Schluter has not effected any transaction in the Company's Common Stock during the past 60 days.

     (d) Ms. Schluter has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by her.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
        -------------------------------------------------------------
        RESPECT TO SECURITIES OF THE ISSUER.
        -----------------------------------

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Ms. Schluter and the Company and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
        ---------------------------------

        None.

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Page 6

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: August 15, 2001              By: /s/ Marlene C. Schluter
                                       ________________________________________
                                   Name:  Marlene C. Schluter
                                   Title: Corporate Secretary and Treasurer

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